EXHIBIT 11.1

ENERGY SEARCH, INCORPORATED
COMPUTATION OF EARNINGS PER SHARE COMMON SHARE

Year Ended December 31, 1999
BASIC EARNINGS (LOSS) PER SHARE
Net income (loss)	(3,227,976)
Payment of dividends on preferred stock	86,895
Shares
Weighted average shares outstanding	4,198,364
Basic earnings (loss) per share	(.79)

DILUTED EARNINGS (LOSS) PER SHARE
Net income (loss)	(3,227,976)
Payment of dividends on preferred stock	86,895
Shares
Weighted average shares outstanding	4,198,364
Diluted earnings (loss) per share	(.79)